
06015556


LIBERTY INTERNATIONAL

July 25, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Change in Director's Details".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

7/28

File No. 82-34722

Liberty International PLC

Notification of Board Changes and Directors' details

In accordance with Listing Rule 9.6.14R Liberty International PLC announces that it has been informed that Rob Rowley, a non executive Director of Liberty International, retired from the board of Cable & Wireless plc at the AGM of Cable & Wireless plc held on 21 July 2006.

Susan Folger
Company Secretary

25 July 2006